Exhibit 21.1

SUBSIDIARIES OF GULFSTREAM INTERNATIONAL GROUP, INC.
December 31, 2009

LEGAL NAME	JURISDICTION OF INCORPORATION

GIA Holdings Corp., Inc.	Delaware

Gulfstream International Airlines, Inc.	Florida

Gulfstream Training Academy, Inc.	Delaware

Gulfstream Connection, Inc	Florida